UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

REMARK MEDIA, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

75954W107
(CUSIP Number)

Digipac, LLC
Mr. Kai-Shing Tao
One Hughes Center Drive, Unit 1601
Las Vegas, NV 89169
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 2, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 75954W107

1	NAME OF REPORTING PERSON Digipac, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,384,615
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,384,615
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,384,615
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 75954W107

1	NAME OF REPORTING PERSON Kai-Shing Tao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,909
	8	SHARED VOTING POWER 1,384,615 (1)
	9	SOLE DISPOSITIVE POWER 8,909
	10	SHARED DISPOSITIVE POWER 1,384,615 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,393,524(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6%
14	TYPE OF REPORTING PERSON IN

(1) Includes 1,384,615 shares of common stock issuable upon conversion of a $1,800,000 Senior Secured Convertible Promissory Note held by Digipac, LLC, a company managed by the Reporting Person.

CUSIP NO. 75954W107

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

As of the close of business on April 10, 2013, the Reporting Persons are the beneficial owners of 1,393,524 shares of Common Stock which include 1,384,615 shares of Common Stock issuable upon conversion of the Note and 8,909 shares of Common Stock held individually by its Manager. Reporting Person B, as the Manager of Reporting Person A, has sole voting and dispositive power over the shares held by Reporting Person A. Reporting Person A has sole voting and dispositive power over 1,384,615 shares of the Common Stock. Reporting Person B has sole voting and dispositive power over the 8,909 shares of the Common Stock owned individually by him.

The Reporting Persons beneficially own approximately 19.6% of the Company’s issued and outstanding Common Stock. The aggregate percentage of shares of Common Stock owned by the Reporting Persons is based upon 7,117,744 shares of Common Stock issued and outstanding, as reported in the Company’s Quarterly Report on Form 10-Q, as amended, filed with the Securities and Exchange Commission on March 25, 2013.

No Reporting Person has engaged in any transaction involving any of the securities of the Company during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended to add the following:

On April 2, 2013, Reporting Person A entered into a $4,000,000 Senior Secured Convertible Promissory Note (the “Note”) with the Company. The terms of the Note include the following:

•	Interest accrues at 6.67% on an annual basis, payable quarterly until April 2014, at which time interest will accrue 8.67% on an annual basis, payable quarterly.

•	All principal and any accrued and unpaid interest is due and payable in full on the second anniversary of the Note.

•
The repayment of all principal and accrued and unpaid interest all assets of the Company other than the common shares of Sharecare, Inc. owned by the Company, pursuant to Amendment Number One to the Security Agreement (as defined in the Note).

•
Subject to shareholder approval, all principal and accrued interest is convertible at the rate of $2.00 of principal and interest for each share of Common Stock, at any time at the election of the Reporting Person A, or of the Company at any time after April 2, 2014, provided that the volume weighted average price of the Company’s common stock is at least $3.00 for at least 30 out of the 40 trading days immediately prior to the date the Company elects to convert or at subject to the terms of the Note.

A copy of the Note has been filed as an exhibit to the Company’s Current Report on Form 8-K, filed on April 4, 3013 and is incorporated herein by reference.

CUSIP NO. 75954W107

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 11, 2013

DIGIPAC, LLC

By:	/s/ Kai-Shing Tao
	Name:	Kai-Shing Tao
	Title:	Manager

/s/ Kai-Shing Tao
Kai-Shing Tao